Integrated finance company
LOPRO CORPORATION

File Number: 82-4664

May 18, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION

By: ____________________
TOMOHARU YOSHIDA
MANAGING DIRECTOR AND HEAD OF FINANCE AND IR HEADQUARTERS

dlw 7/10

Head Office : 60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto 600-8550 Japan
—Corporate Planning Division— Tel : (075)321-6161 Fax : (075)311-5213

File No. 82-4664

RECEIVED
2007 JUL 10 A 8:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LOPRO CORPORATION

Index

Translation for:

1. Outline of Quarterly Business Results for the Third Quarter ended December 31, 2006 (Non-Consolidated)
2. Notice Regarding Appointment of Directors with Specific Titles
3. Announcement of Revisions to Forecast of Business Results for the Fiscal Year Ending March 31, 2007
4. Notice Concerning Establishment of Subsidiary
5. Announcement of Reduction in Capital Reserve and Appropriation of Capital Surplus
6. Annual Report Release for the Fiscal Year ended March 31, 2007 (Non-Consolidated)
7. Announcement Regarding Appointment of Accounting Auditor
8. Brief Description of Japanese Language Documents

File Number: 82-4664

(Summary Translation)

Outline of Quarterly Business Results for the Third Quarter ended December 31, 2006 (Non-Consolidated)

February 1, 2007

LOPRO CORPORATION
(URL http://www.lopro.co.jp)
Rep.: Ryuichi Matsuda
President and Director
Attn.: Tomoharu Yoshida
Director and Head of Finance and
IR Headquarters

Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))

Tel.: (075) 321-6161

1. Matters regarding the Preparation, Etc. of the Outline of Quarterly Business Results

(1) Adoption of simplified accounting method: Not applicable.

(2) Changes in the accounting method from the latest consolidated accounting year: Not applicable.

(3) Changes in scope of consolidation and application of equity method: Applicable.

(Content)

On April 1, 2006, the Company merged Nihonshinyouhoshou Corporation which had been its consolidated subsidiary. Therefore, Nihonshinyouhoshou Corporation is no longer its consolidated subsidiary.

* Description of relevant quarter of the preceding year, amount and ratio of change are omitted as non-consolidated "Outline of Quarterly Business Results" has been disclosed from this quarter.

2. Outline of Business Results (April 1, 2006 through December 31, 2006)

(1) Progress in Results of Operations

(rounded down to the nearest one million yen)

	Operating Revenues	Operating Income	Ordinary Income	Net Income (Nine months)
Nine months ended December 31, 2006	¥20,593 million (– %)	¥1,403 million (– %)	¥870 million (– %)	-¥14,076 million (– %)
Nine months ended December 31, 2005	¥ – million (– %)	¥ – million (– %)	¥ – million (– %)	¥ – million (– %)
(For Reference) Year ended March 31, 2006	¥22,655 million	¥6,027 million	¥7,000 million	-¥24,956 million

	Net Income per Share	Net Income per Share (fully diluted)
Nine months ended December 31, 2006	-¥128.09	¥ –
Nine months ended December 31, 2005	¥ –	¥ –
(For reference) Year ended March 31, 2006	-¥225.75	¥ –

Qualitative Information Concerning Progress in Results of Operations

The status of the Company was extremely strict due to the fact that a revision to the Moneylending Control Law, which advocates lowering the maximum lending rate under the Investment Deposit and Interest Rate Law in approximately three years, was enacted at the 165th Diet session (extraordinary session) on December 13, 2006, and also due to a reversal of allowance for doubtful accounts of 2,487 million yen accounted for as extraordinary income, a provision for reserve for losses incurred in disputes over loans of 11,306 million yen accounted for as extraordinary loss, and income taxes deferred of 6,071 million yen attributable to a reversal of deferred tax assets for the six months ended September 30, 2006, pursuant to the adoption of "Audit Treatment of the Allowance for Loss from Interest Repayment Claims Recognized by Consumer Finance Companies, etc." published by the Japanese Institute of Certified Public Accountants on October 13, 2006..

Under such circumstances, the Company has improved efficiency and productivity of sales by establishing branch offices specialized in sales, and as a product strategy, has focused on discounted commercial notes in order to respond to the lowering of maximum lending rates

to be implemented in approximately three years, and introduced products with lending rate of 15% in loans on deeds and loans on notes for new customers. At the same time, the Company has encouraged better management of loans through further enhancement of credit risk management for existing customers and has increased business efficiency.

As a result, the balance of loans was 124,709 million yen for business loans, 33,497 million yen for commercial notes and the amount of outstanding loans as at the end of this third quarter was 158,207 million yen.

The operating revenue was 20,593 million yen, operating income was 1,403 million yen, ordinary income was 870 million yen and net income turned to a net loss of 14,076 million yen for the nine months ended December 31, 2006, which moved as expected in the forecast of business results released on November 17, 2006, due to gain on cancellation of stock acquisition rights of 672 million yen and reversal of allowance for doubtful accounts of 2,487 million yen, each of which were accounted for as extraordinary income, loss on disposal of property and equipment of 7 million yen, amortization of discounts on bonds of 625 million yen, amortization of bond issue expenses of 49 million yen and provision for reserve for losses incurred in disputes over loans of 11,306 million yen, each of which were accounted for as extraordinary loss, and deferred income taxes of 6,071 million yen attributable to reversal of deferred tax assets, as was for the six months ended September 30, 2006.

Events Which had Material Impact on Financial Condition and Results of Operations in the Quarter

The Company merged Nihonshinyouhoshou Corporation, which was wholly owned subsidiary of the Company, on April 1, 2006 for further efficiency by gathering management resources and for enhancement of ability to manage and collect by managing loans from drawdown to collection integrally.

Outline of the merger agreement is as follows:

(1)	Effective date of merger:	April 1, 2006
(2)	Method of merger:	This merger took place in the method of merger by absorption with the Company as surviving company (procedure of the simplified merger method) and Nihonshinyouhoshou Corporation dissolved. Also note that the Company merged with its wholly owned subsidiary, and therefore did not issue any new shares of stock, increase any amount of capital stock, or deliver any cash payment upon merger.
(3)	Succession of property:	The Company succeeded all assets, liabilities and rights and duties of Nihonshinyouhoshou Corporation on the effective date of merger. Also note that the assets and

liabilities succeeded from Nihonshinyouhoshou Corporation were 15,919 million yen and 60,755 million yen, respectively. Furthermore, in respect of 44,835 million yen of negative net equity, the Company accounted for the same amount as provision for affiliated company losses, thus there was no impact on the Company's net assets.

(2) Changes in Financial Condition

	Total Assets	Net Assets	Ratio of Net Assets to Assets	Net Assets per Share
Nine months ended December 31, 2006	¥197,506 million	¥70,392 million	35.6%	¥640.57
Nine months ended December 31, 2005	¥ – million	¥ – million	– %	¥ –
(For reference) Year ended March 31, 2006	¥256,498 million	¥84,493 million	32.9%	¥768.89

Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Cash and Cash Equivalents at End of Period
Nine months ended December 31, 2006	¥6,994 million	-¥1,313 million	-¥26,314 million	¥15,340 million
Nine months ended December 31, 2005	¥ – million	¥ – million	¥ – million	¥ – million
(For reference) Year ended March 31, 2006	¥ – million	¥ – million	¥ – million	¥ – million

Qualitative Information Concerning Changes in Financial Condition

Total assets as of the end of the third quarter of this fiscal year amounted to 197,506 million yen, a decrease of 58,992 million yen over that as of the end of the previous fiscal year. The major factors of such decrease in total assets were a reversal of reserve for losses of affiliates (due to the Company's merger with its subsidiary) of 44,835 million yen and a net loss of 14,076 million yen.

The statement of cash flow is as follows:

(i) Cash Flow from Operating Activities

Net cash provided by operating activities was 6,994 million yen. This is mainly due to the fact that the factor for increase in cash, such as an increase in borrowings due to liquidation of receivables and an increase in reserve for losses incurred in disputes over loans, exceeded the factor for decrease in cash, such as an increase in commercial notes and a net loss before income taxes.

(ii) Cash Flow from Investing Activities

Net cash used for investing activities was 1,313 million yen. This is mainly due to payment for acquisition of tangible fixed assets attributable to capital investment in view of future real estate income.

(iii) Cash Flow from Financing Activities

Net cash used for financing activities was 26,314 million yen. This is mainly due to early redemption of Euro/Yen Denominated Straight Bonds due 2014 - 1st Series and 2nd Series and redemption of Zero Coupon Convertible Bonds due 2006 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*).

As a result, cash and cash equivalent as at the end of the third quarter decreased by 19,404 million yen compared to the end of the previous fiscal year, to 15,340 million yen. The Company received 1,229 million yen in cash and cash equivalent due to merger with its subsidiary.

3. Qualitative Information on Forecast of Business Results

Forecast of the Company's business results for the year ending March 31, 2007 will be disclosed from time to time, as there are uncertainties such as future trend of loan losses and expenses associated with ongoing review of loans, assessing the effects thereof.

4. Issues to be Dealt with

Revision to the Moneylending Control Law was enacted at the 165th Diet session (extraordinary session) on December 13, 2006. The Company recognizes that the effect of the revision of the maximum lending rate under the Investment Deposit and Interest Rate Law to be made in approximately three years from the revision to the Moneylending Control Law will have a significant influence on its business results. The Company will respond promptly and accurately to such issues and focus on improving its corporate value by increasing its profitability with further thoroughness of compliance and by fulfilling its social responsibilities as a lender to business enterprises.

The Company, in its core financing business, will work to strengthen its sales capabilities and increase business efficiency, as well as reinforcing its risk management systems, delivering products and services that meet diversified needs, and stabilizing its financial base, thereby seeking to become a trusted company and establishing a basis for medium- and long- term growth.

File Number: 82-4664

(Translation)

April 2, 2007

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Tomoharu Yoshida
Managing Director and Head of
Finance and IR Headquarters
Tel.: (075) 321-6161

Notice Regarding Appointment of Directors with Specific Titles

The Company hereby announces that it has resolved at the meeting of the Board of Directors held on April 2, 2007 to establish a Board of Managing Directors and, in this connection, to appoint directors with specific titles, for the purpose of further reinforcement of its management system.

1. Appointment of Directors with Specific Titles (as of April 2, 2007)

Name	New Title	Former Title
Norio Chihara	Managing Director Head of Internal Audit Headquarters Head of Corporate Management Headquarters	Director Head of Internal Audit Headquarters Head of Corporate Management Headquarters
Tomoharu Yoshida	Managing Director Head of Finance and IR Headquarters Head of Finance Division Head of Tokyo Finance Division	Director Head of Finance and IR Headquarters Head of Finance Division Head of Tokyo Finance Division
Takashi Ieda	Managing Director Head of Operations Administration Headquarters	Director Head of Operations Administration Headquarters

File Number: 82-4664

(Translation)

May 9. 2007

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Tomoharu Yoshida
Managing Director and Head of
Finance and IR Headquarters
Tel.: (075) 321-6161

Announcement of Revisions to
Forecast of Business Results for the Fiscal Year Ending March 31, 2007

The forecast of business results for the year ending March 31, 2007 (April 1, 2006 through March 31, 2007), which was issued at the time of the announcement of interim financial statements on November 17, 2006, is hereby revised as follows, based upon trends of recent business results.

1. Revision to Forecast of Business Results for the Year Ending March 31, 2007

(1) Revision to Forecast of Business Results for the Year Ending March 31, 2007 (April 1, 2006 through March 31, 2007)

(in millions of yen)

	Operating Revenues	Ordinary Income	Net Income
Forecast (A) (as announced on November 17, 2006)	26,500	1,200	-14,000
Revised forecast (B)	26,200	-4,900	-24,000
Amount of increase/decrease (B-A)	-300	-6100	-10,000
Percentage of increase/decrease (%)	-1.1	—	—
(For reference: Non-consolidated basis) Actual results for the prior year (year ended March 31, 2006)	22,655	7,000	-24,956
(For reference: Consolidated basis) Actual results for the prior year (year ended March 31, 2006)	25,573	-12,415	-23,456

(Note) Our consolidated group consists of the Company alone, since the Company merged with a wholly-owned subsidiary by absorption effective April 1, 2006. However, figures both from the non-consolidated and consolidated financial statements for the same period of the year before are shown above for reference of comparison.

(2) Reasons for the Revision

During the six months ended September 30, 2006, the Company has altered rules for the recognition of the provision for litigation loss and other related matters which the Company had applied until the end of the previous business year (year ended March 31, 2006), in compliance with the "Audit Treatment of the Allowance for Loss from Interest Repayment Claims Recognized by Consumer Finance Companies, etc." published by the Japanese Institute of Certified Public Accountants on October 13, 2006, and as a result, the Company recorded provision for reserve for losses incurred in disputes over loans of 11,306 million yen under extraordinary loss as well as reversal of allowance for doubtful accounts of 2,487 million yen under extraordinary income. Furthermore, based on a conservative outlook for future business results, the Company wrote down deferred tax assets of 6,071 million yen.

In addition, due to recent increase in interest repayment claims and doubtful accounts, the Company additionally recorded 4,350 million yen in reserve for losses incurred in disputes over loans and 1,650 million yen in allowance for doubtful accounts, as a result which the expenses for doubtful accounts in operating expenses exceeded the initial plan by 6,000 million yen. Furthermore, the Company recorded an impairment

loss on fixed assets for corporate assets of 4,000 million yen. These factors led to the downward revision of our forecast of annual business results.

2. We announce with deep regret for our shareholders that, as announced on November 17, 2006, the year-end dividends will be canceled for the year ending March 31, 2007. We will strive to increase management efficiency and to improve our business performance.

* *The figures of the forecast of business results set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may differ from the projected figures.*

File Number: 82-4664

(Translation)

May 18, 2007

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Tomoharu Yoshida
Managing Director and Head of
Finance and IR Headquarters
Tel.: (075) 321-6161

Notice Concerning Establishment of Subsidiary

Notice is hereby provided that the Company has resolved at the meeting of the Board of Directors held on May 18, 2007, to establish a subsidiary, as described below.

1. Reason for establishment of subsidiary

The Company will establish a subsidiary which will primarily engage in rent guarantee business, in order to effectively utilize know-how and management resources such as marketing capabilities that the Company has accumulated to date and to reinforce its revenue base and expand its business domain.

2. Outline of the subsidiary to be established

(1) Corporate name: MCAT CORPORATION

(2) Location: 3-11, Tsurigane-cho 2-chome, Chuo-ku, Osaka, Japan

(3) Name of representative: Ryuichi Matsuda

(4) Amount of capital: 200 million yen

(5)	Principal business:	Rent guarantee business
(6)	Shareholder:	LOPRO CORPORATION (100%)
(7)	Fiscal year end:	March 31
(8)	Establishment:	June 1, 2007 (scheduled)

3. Effects on future business results

The effects of establishment of the subsidiary on the Company's business results for the current fiscal year is expected to be minimal.

File Number: 82-4664

(Translation)

May 18, 2007

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Tomoharu Yoshida
Managing Director and Head of
Finance and IR Headquarters
Tel.: (075) 321-6161

Announcement of Reduction in
Capital Reserve and Appropriation of Capital Surplus

The Company hereby announces that it has resolved at the meeting of the Board of Directors held on May 18, 2007 to submit the following proposal for reduction of capital reserve and appropriation of capital surplus in order to clear the loss carryforwards at the 38th Ordinary General Meeting of Shareholders scheduled on June 28, 2007.

1. Purpose of reduction in capital reserve

The Company will reduce its capital reserve pursuant to Clause 1 of Article 448 of the Corporation Act and transfer the same amount to retained earnings in order to cover the amount of losses prescribed under Clause 2 of Article 68 of the Corporation Act Enforcement Regulations.

(1) Amount of reduction in capital reserve

19,262,455,116 yen out of 20,117,455,116 yen of capital reserve

(2) Amount of increase in retained earnings carried forward

19,262,455,116 yen as retained earnings carried forward

(3) Effective date of reduction in capital reserve

June 28, 2007

2. Purpose of appropriation of capital surplus

The Company will reduce capital surplus pursuant to Article 452 of the Corporation Act and transfer the same amount to retained earnings carried forward to dispose of the losses.

(1) Amount of reduction in capital surplus

14,825,883,950 yen out of 24,909,427,232 yen of capital surplus

(2) Amount of increase in retained earnings carried forward

14,825,883,950 yen as retained earnings carried forward

The agenda will be submitted as "Reduction in Capital Reserve and Appropriation of Capital Surplus".

File Number: 82-4664

(Summary Translation)

Annual Report Release for the Fiscal Year ended March 31, 2007 (Non-Consolidated)

May 18, 2007

LOPRO CORPORATION
Code Number: 8577
(URL http://www.lopro.co.jp)
Rep.: Ryuichi Matsuda
President and Director
Attn.: Tomoharu Yoshida
Managing Director and Head of Finance and IR Headquarters

Stock Exchanges:
Tokyo Stock Exchange
Osaka Securities Exchange

Location of Head Office: Kyoto

Tel.: (075) 321-6161

Ordinary General Meeting of Shareholders:
June 28, 2007 (Scheduled)

Filing of Annual Securities Report:
June 29, 2007 (Scheduled)

(Note that all amounts have been rounded down to the nearest one million yen, unless otherwise specified.)

1. Business Results (April 1, 2006 through March 31, 2007)

(1) Results of Operations

(Percentage figures are compared to prior year)

	Operating Revenues	Operating Income	Ordinary Income	Net Income
Year ended March 31, 2007	¥26,268 million (15.9%)	-¥4,191 million (– %)	-¥4,817 million (– %)	-¥23,978 million (– %)
Year ended March 31, 2006	¥22,655 million (25.0%)	¥6,027 million (85.9%)	¥7,000 million (60.1%)	-¥24,956 million (– %)

	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Operating Income to Operating Revenues
Year ended March 31, 2007	-¥218.20	¥ –	-33.1%	-2.2%	-16.0%
Year ended March 31, 2006	-¥225.75	¥ –	-25.5%	2.7%	26.6%

(Reference)

Investment profit and loss in equity method:

Year ended March 31, 2007: – million yen

Year ended March 31, 2006: – million yen

(2) Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
Year ended March 31, 2007	¥176,568 million	¥60,493 million	34.3%	¥550.49
Year ended March 31, 2006	¥256,498 million	¥84,493 million	32.9%	¥768.89

(Reference)

Shareholders' equity:

Year ended March 31, 2007: 60,493 million yen

Year ended March 31, 2006: 84,493 million yen

(3) Statement of Cash Flow

	Cash Flow provided by Operating Activities	Cash Flow provided by Investing Activities	Cash Flow provided by Financing Activities	Cash and Cash Equivalents at Year End
Year ended March 31, 2007	¥22,140 million	-¥1,812 million	-¥38,031 million	¥18,270 million
Year ended March 31, 2006	¥ –	¥ –	¥ –	¥ –

(Note) The consolidated financial statements had been prepared up to the year ended March 31, 2006. However, there being no subsidiary, the consolidated financial statements are not prepared from this period. Therefore, the statement of cash flow in the non-consolidated financial statements has been included from this period.

2. Dividends

(Record Date)	Dividends per Share			Aggregate of Dividend Payments (Annual)	Dividend Payout Ratio	Ratio of Dividends to Net Assets
	Interim	Year End	Annual			
Year ended March 31, 2006	¥ -	¥ -	¥0.00	¥ -	- %	- %
Year ended March 31, 2007	¥ -	¥ -	¥0.00	¥ -	- %	- %
(Forecast) March 31, 2008	¥ -	¥ -	¥0.00	¥ -	- %	- %

3. Forecast of Business Results (April 1, 2007 through March 31, 2008)

(Percentage figures for the annual period are compared to prior year; percentage figures for the interim period are compared to prior interim period)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Net Income per Share
Interim	¥8,500 million (-38.7%)	-¥6,100 million (– %)	-¥6,100 million (– %)	-¥6,200 million (– %)	-¥56.42
Annual	¥14,500 million (-44.8%)	-¥14,000 million (– %)	-¥14,000 million (– %)	-¥14,100 million (– %)	-¥128.31

4. Others

(1) Significant changes in accounting principle

(i) Changes due to revision of accounting standard, etc.: Applicable.

(ii) Changes other than (i): Not applicable.

(2) Number of outstanding shares (Common stock)

(i) Total number of outstanding shares (including treasury stock) as of the end of each period:
Year ended March 31, 2007: 114,107,446 shares
Year ended March 31, 2006: 114,107,446 shares

(ii) Total number of treasury stock as of the end of each period:
Year ended March 31, 2007: 4,216,896 shares
Year ended March 31, 2006: 4,216,327 shares

* *The figures of the forecast set forth above are based on information available to the Company as of the date of this press release and include various uncertain factors. The actual figures of the results may differ due to factors such as changes in business conditions.*

File Number: 82-4664

(Translation)

May 18, 2007

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Tomoharu Yoshida
Managing Director and Head of
Finance and IR Headquarters
Tel.: (075) 321-6161

Announcement Regarding Appointment of Accounting Auditor

The Company hereby announces that it has resolved at the meeting of the Board of Directors held on May 18, 2007 to submit a proposal regarding appointment of accounting auditor at the Ordinary General Meeting of Shareholders scheduled on June 28, 2007, as described below. The agenda has already been agreed upon by the Board of Statutory Auditors.

1. Reason for appointment of accounting auditor

Misuzu Audit Corporation, which currently serves as the Company's temporary accounting auditor, will complete its term of office at the close of the Ordinary General Meeting of Shareholders scheduled on June 28, 2007. Audit services conducted by Misuzu Audit Corporation will be transferred to other audit corporations.

The agenda regarding the appointment of accounting auditor of the Company is based on the fact that the Kyoto office of Misuzu Audit Corporation, which has been providing strict audit services to the Company, will become an independent entity as Kyoto Audit Corporation. Accordingly, placing importance on the continuity of the audit services, the Company will appoint Kyoto Audit Corporation as its accounting auditor.

2. Name and address of the accounting auditor to be appointed

Name: Kyoto Audit Corporation
Address: 8, Naginataboko-cho, Shijo-dori Karasuma-iru, Shimogyo-ku, Kyoto, Japan

3. Name and address of the resigning temporary accounting auditor

Name:	Misuzu Audit Corporation
Address:	Kasumigaseki Bldg., 2-5, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo, Japan

4. Effective date

June 28, 2007 (scheduled date of the 38th Ordinary General Meeting of Shareholders)

File Number: 82-4664

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Semi-Annual Report

The Semi-Annual Report for the first half of the 38th fiscal period (April 1, 2006 through September 30, 2006) prepared in accordance with Article 24-5 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on December 25, 2006.

END